Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Replidyne, Inc.:
We consent to the use of our report dated March 13, 2008, with respect to the balance sheets of Replidyne, Inc. (the Company) as of December 31, 2006 and 2007, and the related statements of operations, stockholders’ equity (deficit), preferred stock and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2007, included herein, and to the reference to our firm under the caption “Experts” in the proxy statement/prospectus. Our report refers to the Company’s adoption of Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, in 2006.

/s/ KPMG LLP

Boulder, Colorado
January 21, 2009